FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of August 5, 2010

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

46a, Avenue John F. Kennedy

L-1855 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated condensed interim financial statements for the six-month period ended June 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2010

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2010

46a, Avenue John F. Kennedy - 2nd Floor.

L - 1855 Luxembourg

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2010	2009	2010	2009
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,981,762	2,096,344	3,620,483	4,530,632
Cost of sales	3 & 4	(1,183,429)	(1,264,899)	(2,170,472)	(2,628,211)
Gross profit		798,333	831,445	1,450,011	1,902,421
Selling, general and administrative expenses	3 & 5	(391,144)	(395,926)	(738,531)	(783,006)
Other operating income (expense), net	3	(1,886)	1,278	3,163	3,024
Operating income		405,303	436,797	714,643	1,122,439
Interest income	6	4,352	8,163	11,500	12,737
Interest expense	6	(21,889)	(24,435)	(41,958)	(63,582)
Other financial results	6	(7,368)	(15,907)	323	(52,266)
Income before equity in earnings of associated companies and income tax		380,398	404,618	684,508	1,019,328
Equity in earnings of associated companies		19,288	66,514	42,814	57,935
Income before income tax		399,686	471,132	727,322	1,077,263
Income tax		(104,716)	(114,518)	(210,142)	(319,592)
Income for continuing operations		294,970	356,614	517,180	757,671

Discontinued operations
Result for discontinued operations	12	-	(20,176)	-	(28,138)
Income for the period		294,970	336,438	517,180	729,533

Attributable to:
Equity holders of the Company		282,098	343,268	501,647	709,315
Non-controlling interests		12,872	(6,830)	15,533	20,218
		294,970	336,438	517,180	729,533

Earnings per share attributable to the equity holders of the Company during period:
Weighted average number of ordinary shares (thousands)	7	1,180,537	1,180,537	1,180,537	1,180,537
Continuing and Discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)	7	0.24	0.29	0.42	0.60
Basic and diluted earnings per ADS (U.S. dollars per ADS)	7	0.48	0.58	0.85	1.20
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.24	0.30	0.42	0.61
Basic and diluted earnings per ADS (U.S. dollars per ADS)		0.48	0.60	0.85	1.23

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)
Income for the period	294,970	336,438	517,180	729,533
Other comprehensive income:
Currency translation adjustment	(145,777)	295,277	(150,886)	161,862
Hedge reserve	1,088	3,169	(2,195)	(8,349)
Share of other comprehensive income of associates
Currency translation adjustment	(4,704)	12,093	2,025	(4,430)
Hedge reserve	175	1,176	231	1,815
Income tax relating to components of other comprehensive income	(659)	180	462	2,876
Other comprehensive income for the period, net of tax	(149,877)	311,895	(150,363)	153,774
Total comprehensive income for the period	145,093	648,333	366,817	883,307

Attributable to:
Equity holders of the Company	128,962	592,430	359,397	815,388
Non-controlling interests	16,131	55,903	7,420	67,919
	145,093	648,333	366,817	883,307

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2010		At December 31, 2009
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	3,329,749		3,254,587
Intangible assets, net	9	3,576,341		3,670,920
Investments in associated companies		635,180		602,572
Other investments		34,973		34,167
Deferred tax assets		217,197		197,603
Receivables		109,856	7,903,296	101,618	7,861,467
Current assets
Inventories		2,062,844		1,687,059
Receivables and prepayments		229,644		220,124
Current tax assets		229,477		260,280
Trade receivables		1,291,338		1,310,302
Available for sale assets	14	21,572		21,572
Other investments		504,623		579,675
Cash and cash equivalents		1,276,814	5,616,312	1,542,829	5,621,841

Total assets			13,519,608		13,483,308
EQUITY
Capital and reserves attributable to the Company’s equity holders			9,203,282		9,092,164
Non-controlling interests			618,525		628,672
Total equity			9,821,807		9,720,836
LIABILITIES
Non-current liabilities
Borrowings		461,535		655,181
Deferred tax liabilities		849,072		860,787
Other liabilities		187,089		192,467
Provisions		83,206		80,755
Trade payables		3,555	1,584,457	2,812	1,792,002
Current liabilities
Borrowings		751,186		791,583
Current tax liabilities		201,201		306,539
Other liabilities		273,300		192,190
Provisions		27,865		28,632
Customer advances		44,357		95,107
Trade payables		815,435	2,113,344	556,419	1,970,470
Total liabilities			3,697,801		3,762,472
Total equity and liabilities			13,519,608		13,483,308

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2010

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836
Income for the period	-	-	-	-	-	501,647	501,647	15,533	517,180
Other comprehensive income
Currency translation adjustment	-	-	-	(142,770)	-	-	(142,770)	(8,116)	(150,886)
Hedge reserve, net of tax	-	-	-	-	(1,736)	-	(1,736)	3	(1,733)
Share of other comprehensive income of associates	-	-	-	2,025	231	-	2,256	-	2,256
Other comprehensive income for the period	-	-	-	(140,745)	(1,505)	-	(142,250)	(8,113)	(150,363)
Total comprehensive income for the period	-	-	-	(140,745)	(1,505)	501,647	359,397	7,420	366,817
Acquisition and increase of non-controlling interests	-	-	-	-	(366)	-	(366)	(2,990)	(3,356)
Dividends paid in cash	-	-	-	-	-	(247,913)	(247,913)	(14,577)	(262,490)
Balance at June 30, 2010	1,180,537	118,054	609,733	(111,212)	8,613	7,397,557	9,203,282	618,525	9,821,807

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887
Income for the period	-	-	-	-	-	709,315	709,315	20,218	729,533
Other comprehensive income
Currency translation adjustment	-	-	-	111,229	-	-	111,229	50,633	161,862
Hedge reserve, net of tax	-	-	-	-	(2,541)	-	(2,541)	(2,932)	(5,473)
Share of other comprehensive income of associates	-	-	-	(4,430)	1,815	-	(2,615)	-	(2,615)
Other comprehensive income for the period	-	-	-	106,799	(726)	-	106,073	47,701	153,774
Total comprehensive income for the period	-	-	-	106,799	(726)	709,315	815,388	67,919	883,307
Acquisition and decrease of non-controlling interests	-	-	-	-	(783)	-	(783)	3,476	2,693
Change in equity reserves	-	-	-	-	21	-	21	-	21
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(27,176)	(381,337)
Balance at June 30, 2009	1,180,537	118,054	609,733	(116,980)	639	6,845,053	8,637,036	569,535	9,206,571

(*) Retained Earnings as of December 31, 2009 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	Notes	2010	2009
Cash flows from operating activities		(Unaudited)	(Unaudited)
Income for the period		517,180	729,533
Adjustments for:
Depreciation and amortization	8 & 9	251,916	248,061
Income tax accruals less payments		(115,948)	(329,690)
Equity in earnings of associated companies		(43,310)	(57,073)
Interest accruals less payments, net		19,496	(23,698)

Changes in provisions		1,684	14,200
Changes in working capital		(63,493)	1,175,460
Other, including currency translation adjustment		(72,632)	117,792
Net cash provided by operating activities		494,893	1,874,585

Cash flows from investing activities
Capital expenditures	8 & 9	(348,393)	(226,335)
Acquisition of subsidiaries and changes in non-controlling interests	11	(3,356)	(73,535)
Proceeds from disposal of property, plant and equipment and intangible assets		5,746	10,328
Dividends received from associated companies		12,958	5,223
Investments in short terms securities		75,052	(227,587)
Net cash used in investing activities		(257,993)	(511,906)

Cash flows from financing activities
Dividends paid		(247,913)	(354,161)
Dividends paid to non-controlling interests in subsidiaries		(14,577)	(27,176)
Proceeds from borrowings		349,856	263,841
Repayments of borrowings		(588,754)	(1,149,484)
Net cash used in financing activities		(501,388)	(1,266,980)

(Decrease) Increase in cash and cash equivalents		(264,488)	95,699

Movement in cash and cash equivalents
At the beginning of the period		1,528,707	1,525,022
Effect of exchange rate changes		(19,818)	(2,330)
Decrease due to deconsolidation		-	(9,696)
(Decrease) Increase in cash and cash equivalents		(264,488)	95,699
At June 30,		1,244,401	1,608,695

		At June 30,
Cash and cash equivalents		2010	2009
Cash and bank deposits		1,276,814	1,622,908
Bank overdrafts		(32,413)	(14,213)
		1,244,401	1,608,695

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions to the distribution of profits
11	Business combinations and other acquisitions
12	Discontinued operations
13	Related party transactions
14	Process in Venezuela

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1          General information

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001 as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2009.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on August 4, 2010.

2          Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2009. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2009, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union (“IFRS”).

Whenever necessary, comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

3              Segment information

Reportable operating segments

	(Unaudited)
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total Continuing operations	Total Discontinued operations (*)
Six-month period ended June 30, 2010
Net sales	3,131,830	187,248	301,405	3,620,483	-
Cost of sales	(1,830,262)	(122,129)	(218,081)	(2,170,472)	-
Gross profit	1,301,568	65,119	83,324	1,450,011	-
Selling, general and administrative expenses	(666,222)	(39,086)	(33,223)	(738,531)	-
Other operating income (expenses), net	(643)	1,479	2,327	3,163	-
Operating income	634,703	27,512	52,428	714,643	-

Depreciation and amortization	234,511	9,695	7,710	251,916	-

Six-month period ended June 30, 2009
Net sales	3,809,353	476,624	244,655	4,530,632	18,558
Cost of sales	(2,077,069)	(345,108)	(206,034)	(2,628,211)	(31,866)
Gross profit	1,732,284	131,516	38,621	1,902,421	(13,308)
Selling, general and administrative expenses	(707,979)	(38,476)	(36,551)	(783,006)	(9,540)
Other operating income (expenses), net	2,002	1,458	(436)	3,024	(179)
Operating income	1,026,307	94,498	1,634	1,122,439	(23,027)

Depreciation and amortization	227,226	8,381	12,427	248,034	27

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total Continuing operations	Total Discontinued operations (*)
Six-month period ended June 30, 2010
Net sales	1,498,143	885,707	413,644	626,348	196,641	3,620,483	-

Depreciation and amortization	128,205	52,664	57,181	707	13,159	251,916	-

Six-month period ended June 30, 2009
Net sales	1,744,014	1,125,490	507,205	848,525	305,398	4,530,632	18,558

Depreciation and amortization	137,582	48,123	52,543	622	9,164	248,034	27

(*) Corresponds to the Venezuelan Companies (year 2009).

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

For geographical information purposes, “North America” comprises principally Canada, Mexico and the United States of America; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania and the United Kingdom; “Middle East and Africa” comprises principally Algeria, Angola, Egypt, Iraq, Nigeria and Saudi Arabia; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4              Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Inventories at the beginning of the period	1,687,059	3,091,401

Plus: Charges of the period
Raw materials, energy, consumables and other	1,710,431	981,233
Increase in inventory due to business combinations	-	53,541
Services and fees	154,792	123,894
Labor cost	454,205	346,720
Depreciation of property, plant and equipment	140,364	126,330
Amortization of intangible assets	2,090	1,257
Maintenance expenses	87,339	82,756
Provisions for contingencies	-	1,374
Allowance for obsolescence	(34,346)	20,614
Taxes	3,561	3,576
Other	27,821	21,892
	2,546,257	1,763,187
Transfer to assets available for sale	-	(43,726)
Less: Inventories at the end of the period	(2,062,844)	(2,150,785)
	2,170,472	2,660,077
From Discontinued operations	-	(31,866)
	2,170,472	2,628,211

5           Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Services and fees	106,609	106,450
Labor cost	225,087	220,461
Depreciation of property, plant and equipment	8,936	5,517
Amortization of intangible assets	100,526	114,957
Commissions, freight and other selling expenses	187,838	208,554
Provisions for contingencies	21,923	16,346
Allowances for doubtful accounts	(11,569)	10,094
Taxes	56,008	59,275
Other	43,173	50,892
	738,531	792,546
From Discontinued operations	-	(9,540)
	738,531	783,006

6          Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2010	2009
	(Unaudited)
Interest income	11,500	12,892
Interest expense (*)	(41,958)	(67,162)
Interest net	(30,458)	(54,270)

Net foreign exchange transaction results	3,743	(30,615)
Foreign exchange derivatives contracts results (**)	(2,078)	(19,073)
Other	(1,342)	(3,460)
Other financial results	323	(53,148)

Net financial results	(30,135)	(107,418)
From Discontinued operations	-	4,307
	(30,135)	(103,111)

Each item included in this note differs from its corresponding line in the Consolidated Condensed Interim Income Statement because it includes discontinued operations’ results.

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Interest rate swaps losses, included under “Interest expense” for the six-month period ended June 30, 2010 and June 30, 2009 amount to $7.9 million and $3.0 million, respectively.

(**)Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. A loss of $7.8 million and a gain of $5.7 million arising from the valuation of these contracts have been recognized for the six-month period ended June 30, 2010 and June 30, 2009, respectively.

7              Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Six-month period ended June 30,
	2010	2009
	(Unaudited)
Net income attributable to equity holders	501,647	709,315
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537
Basic and diluted earnings per share (U.S. dollars per share)	0.42	0.60
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	0.85	1.20

Result for discontinued operations attributable to equity holders
Basic and diluted earnings per share (U.S. dollars per share)	-	(0.01)
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	-	(0.03)

(*) Each ADS equals two shares

On June 2, 2010, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2009, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 24, 2010. In the aggregate, the interim dividend paid in November 2009 and the balance paid in June 2010 amounted to approximately $401 million.

8           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	3,254,587	2,982,871
Currency translation adjustment	(105,832)	47,637
Increase due to business combinations	-	24,123
Additions	337,534	217,169
Disposals	(5,722)	(9,782)
Transfers	(1,518)	(1,989)
Depreciation charge	(149,300)	(131,847)
Disposals due to deconsolidation	-	(6,060)
At June 30,	3,329,749	3,122,122

9             Intangible assets, net

(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	3,670,920	3,826,987
Currency translation adjustment	(4,316)	15,869
Additions	10,859	9,166
Disposals	(24)	(546)
Transfers	1,518	1,989
Amortization charge	(102,616)	(116,214)
Disposals due to deconsolidation	-	(430)
At June 30,	3,576,341	3,736,821

10           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2009.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS94.3 million (approximately $24.1 million) at June 30, 2010, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

10           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Ongoing investigation

The Company has learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. These payments may have violated certain applicable laws, including the U.S. FCPA (“Foreign corrupt practices act”). The Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of these payments and related matters, and the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company is sharing the results of this review with the appropriate regulatory agencies, and will cooperate with any investigations that may be conducted by such agencies. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

  A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, now extended through December 2012. Prices are adjusted quarterly in accordance with market conditions. As of June 30, 2010 the estimated aggregate amount of the contract at current prices is approximately $810 million.

  A Tenaris company is a party to a ten-year raw material purchase contract with Rio Tinto Fer et Titane (ex-QIT), under which it committed to purchase steel bars, with deliveries starting in July 2007. As of June 30, 2010 the estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $250 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2009, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)

Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2009	3,916,482
Total equity in accordance with Luxembourg law	5,824,806

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2009, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

10           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At December 31, 2009, distributable amount for the financial period of Tenaris under Luxembourg law totals $4.5 billion, as detailed below.

(all amounts in thousands of U.S. dollars)

Retained earnings at December 31, 2008 under Luxembourg law	3,174,932
Dividends received	1,265,460
Other income and expenses for the year ended December 31, 2009	(16,279)
Dividends paid	(507,631)
Retained earnings at December 31, 2009 under Luxembourg law	3,916,482
Share premium	609,733
Distributable amount at December 31, 2009 under Luxembourg law	4,526,215

11           Business combinations and other acquisitions

(a) Tenaris acquired control of Seamless Pipe Indonesia Jaya

In April 2009, Tenaris completed the acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru of a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $69.5 million, with $21.9 million being payable as consideration for SPIJ's equity and $47.6 million as consideration for the assignment of certain sellers' loan to SPIJ. Tenaris began consolidating SPIJ’s balance sheet and results of operations since April 2009.

 (b) Non-controlling interests

During the six-month period ended June 30, 2010 and 2009, additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $3.4 million and $9.5 million, respectively.

The assets and liabilities determined arising from the business combinations and the acquisitions are as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31, 2009

Other assets and liabilities (net)	(1,309)
Property, plant and equipment	24,123
Net assets acquired	22,814
Non-controlling interests	3,170
Sub-total	25,984
Assumed liabilities	47,600
Sub-total	73,584
Cash acquired	5,501
Purchase consideration	79,085

12           Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 14) are presented as discontinued operations in these Consolidated Condensed Interim Financial Statements. For further information see Note 14.

12           Discontinued operations (Cont.)

Analysis of the result of discontinued operations (*)

(i) Result for discontinued operations

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
2009
(Unaudited)
Gross loss	(13,308)
Operating loss	(23,027)
Result for discontinued operations	(28,138)

(ii) Net cash flows attributable to discontinued operations

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
2009
(Unaudited)
Net cash provided by operating activities	1,788
Net cash used in investing activities	(801)
Net cash provided by financing activities	5,306

(*) Corresponds to the Venezuelan Companies.

All amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

13           Related party transactions

Based on the information most recently available to the Company, as of June 30, 2010:

  San Faustin N.V. owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.
  San Faustín N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.
  Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.
  There were no controlling shareholders for Rocca & Partners S.A.

Based on the information most recently available to the Company, as of May 31, 2010 Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares, Aberdeen Asset Management PLC beneficially owned 5.04% of the Company’s outstanding shares, while the remaining 34.39% were publicly traded.

At June 30, 2010, the closing price of Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $32.92 per ADS, giving Tenaris’s ownership stake a market value of approximately $756.2 million. At June 30, 2010, the carrying value of Tenaris’s ownership stake in Ternium was approximately $620.5 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

13           Related party transactions (Cont.)

The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)

	Six-month period ended June 30, 2010	(Unaudited)
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	15,582	11,220	26,802
	Sales of services	5,870	1,359	7,229
		21,452	12,579	34,031

	(b) Purchases of goods and services
	Purchases of goods	84,303	9,291	93,594
	Purchases of services	28,920	53,515	82,435
		113,223	62,806	176,029

	Six-month period ended June 30, 2009	(Unaudited)
		Associated (1)	Other	Total
(i)	Transactions (2)
	(a) Sales of goods and services
	Sales of goods	8,789	60,150	68,939
	Sales of services	7,134	2,795	9,929
		15,923	62,945	78,868

	(b) Purchases of goods and services
	Purchases of goods	20,611	6,313	26,924
	Purchases of services	48,670	32,849	81,519
		69,281	39,162	108,443

	At June 30, 2010	(Unaudited)
		Associated (1)	Other	Total
(ii)	Period-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	16,410	12,399	28,809
	Payables to related parties	(34,227)	(13,987)	(48,214)
		(17,817)	(1,588)	(19,405)

	(b) Financial debt
	Borrowings	(3,625)	-	(3,625)

	At December 31, 2009
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	18,273	7,093	25,366
	Payables to related parties	(23,898)	(5,856)	(29,754)
		(5,625)	1,237	(4,388)

	(b) Financial debt
	Borrowings	(2,907)	-	(2,907)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd (“Hydril Jindal”).

(2) Includes $2.5  million of purchases of nationalized Venezuelan subsidiaries.

14           Process in Venezuela

Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi, Materiales Siderurgicos S.A (“Matesi”), and Complejo Siderurgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, “the Venezuelan Companies”). On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM acknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID.

On July 14, 2009, President Chávez issued Decree 6796, which orders the acquisition of the Venezuelan Companies’ assets and provides that Tavsa’s assets will be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets will be held by MIBAM. Decree 6796 also requires the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry will assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch will order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

On August 19, 2009, the Company announced that Venezuela, acting through the transition committee appointed by the MIBAM, unilaterally assumed exclusive operational control over Matesi.

On November 17, 2009, the Company announced that Venezuela acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Following this formal change in operational control, PDVSA Industrial assumed complete responsibility over Tavsa’s operations and management and since then Tavsa’s operations are being managed by the transition committee previously appointed by Venezuela. The Company’s representatives in Tavsa’s board of directors have ceased their functions.

The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the Venezuelan Companies results of operations and cash flows as from June 30, 2009 and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris subsidiaries have also net receivables with the Venezuelan Companies as of June 30, 2010, for a total amount of $27.7 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Ricardo Soler
Chief Financial Officer